Mail Stop 3561

October 30, 2008

By Facsimile and U.S. Mail

Ms. Karen M. Hoguet
Chief Financial Officer
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH   45202

> **Re: Macy's, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2008**
> **Filed April 1, 2008**
> **Form 10-Q for the Fiscal Quarters Ended May 3, 2008 and**
> **August 2, 2008**
> **File No. 1-13536**

Dear Ms. Hoguet:

We have reviewed your supplemental response letter dated October 17, 2008 as well as your filings and have the following comments. As noted in our comment letter dated October 8, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended February 2, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations

Comparison of the 52 Weeks Ended February 2, 2008 and the 53 Weeks Ended February 3, 2007, page 18

1.   We note your response to our prior comment two regarding the inclusion of the internet and catalog mail order sales for Macys.com and BBM ("on-line net sales") in your comparable store sales calculation for all periods presented. As noted in our prior comment, we continue to believe you should exclude on-line net sales from your comparable store sales performance because the impact is significant enough to warrant

disclosure to investors. Please provide us with your calculation of the impact on-line net sales have on your reported comparable store sales performance for all periods presented. Please show us what your revised disclosure will look like for all periods presented. Revise your disclosure accordingly in future filings to include the impact internet sales have on your calculation of comparable store sales performance for all periods presented.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page F-9

2.   We have read your response to our prior comment three relating to your compliance with the segment reporting requirements of SFAS 131. You indicate in the response letter your disagreement with our conclusion that gross margins for the Company's reporting units are "very different" and our suggestion that there are enough differences in economic characteristics to render disaggregated information. It appears the reason you believe your reporting units qualify for aggregation into one reportable segment may relate to how your interpretation of the intent of and compliance with paragraph 17 is not consistent with our understanding. Using the example provided in your response, it is our understanding that reporting units with gross margin rates within five percentage points of 40% represents a variance of approximately 12.5%. Within this same context, we compared the annual gross margin data you provided us for the retail stores operated under the Macy's brand with stores operated under the Bloomingdale's brand and concluded these two brands did not qualify for aggregation due to dissimilar economic characteristics, using both historical and projected data. Accordingly, we believe you should revise your segment reporting to disclose reportable segments including: (1) Macy's retail department stores; (2) Bloomingdale's retail department stores; and (3) Other – internet and catalog mail order sales from Macys.com and Bloomingdale's By Mail ("BBM."). Please show us what your revised disclosure will look like for all periods presented.

Note 5. Accounts Receivable, page F-21

3.   We note your response to our prior comment four relating to disclosure of the amount of income netted against selling, general and administrative expenses. As noted in previous comments, we believe the income and expense activity under the Citibank Program Agreement is sufficiently similar to warrant you complying with the disclosure requirements of SAB Topic 8:B. Please revise your disclosures accordingly for each period presented, or disclose in the notes the amount of program agreement income netted against selling, general and administrative expenses for each year presented.

4.   We note your response to our prior comment five relating to the servicing assets under the Citibank Program Agreement. Please expand your disclosure to clarify that you have

>not recorded a servicing asset or liability because you receive adequate compensation as set forth in your response.

Form 10-Q, for the quarter ended August 2, 2008

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies

Note 4. Asset Impairment Charges

5. We note your responses to our prior comments six and seven regarding your independent valuation of certain reporting units and certain intangible assets as of May 31, 2008. As support for your gross margin assumptions you state the first year of the business plan was built up by merchandise category, projecting the major components of margin, such as markup, markdowns and shortage and comparing the resulting margin to the prior year. Please provide more specific information to support and illustrate how you expect to achieve the gross margins in your valuation. Further, please provide more specific support for your operating expense ratio assumptions.

6. We note your response to our prior comment seven that you are deferring an update to your valuation analysis as of May 31, 2008 to prior to the end of your third fiscal quarter. We also note your common stock was trading at approximately $18 per share at the end of your second fiscal quarter ended August 2, 2008, which equates to a market capitalization of about $7.6 billion and you have recorded goodwill of $9.1 billion. Further we note your common stock has recently been trading in the range of $9 to $11 per share compared to the $21 to $22 share price range during January 2008 used in the valuation analysis as of May 31, 2008. Given the further deterioration of an unfavorable business climate and the continuing decline in retail sales, please provide us with a copy of your updated sensitivity analysis of the May 31, 2008 valuation you expect to prepare prior to the end of your third quarter in 2008. Please also provide us with a more robust discussion of the basis for each of your major assumptions relating to revenue growth, operating ratios, and annual gross margin percent for each operating division by year of projection. We may have further comments upon our review of your response.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-

3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief